UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14668

CUSIP NUMBER 20441B407

(Check One): ☐ Form 10-K     ☒ Form 20-F      ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

                             For Period Ended: December 31, 2006
                             [ ] Transition Report on Form 10-K
                             [ ] Transition Report on Form 20-F
                             [ ] Transition Report on Form 11-K
                             [ ] Transition Report on Form 10-Q
                             [ ] Transition Report on Form N-SAR
                             For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
Companhia Paranaense de Energia - COPEL

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
Rua Coronel Dulcídio, 800

City, State and Zip Code
80420-170 Curitiba, Paraná, Brazil

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 20-F of Companhia Paranaense de Energia – COPEL (the “Company”) for the fiscal year ended December 31, 2006 could not be filed within the prescribed time period because the Company is unable to complete the reconciliation of its financial statements to U.S. GAAP because it is still determining the U.S. GAAP consequences of recent changes in Brazilian regulations applicable to the power sector. The Company expects to file its annual report on Form 20-F by July 16, 2007.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Solange Elizabeth Maueler Gomide	011-5541	3331-4359
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company's results for the year ended December 31, 2006 presented in accordance with Brazilian GAAP and filed on Form 6-K on May 7, 2007.

Companhia Paranaense de Energia - COPEL
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	By: _________________________________
Paulo Roberto Trompczynski
Chief Financial Officer and Investor
Relations Officer